Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company HEXO Corp. (the “Company”) 120 chemin de la Rive Gatineau, Québec J8M 1V2

2.	Date of Material Change May 3, 2022

3.

News Release

A news release dated May 3, 2022 was disseminated through the facilities of GlobeNewswire and was filed on the System for Electronic Document Analysis and Retrieval (“SEDAR”). A copy of the news release is available under the Company’s profile on SEDAR at www.sedar.com.

4.

Summary of Material Change

On May 3, 2022 the Company announced that it has established an at-the-market equity program (the “ATM Program”) that allows the Company to issue up to US$40,000,000 (or its Canadian dollar equivalent) of common shares (the “Common Shares”) from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold through the ATM Program will be sold through the Toronto Stock Exchange (the “TSX”), the Nasdaq Capital Markets (the “Nasdaq”) or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

5.

Full Description of Material Change

On May 3, 2022 the Company announced that it has established the ATM Program that allows the Company to issue up to US$40,000,000 (or its Canadian dollar equivalent) of Common Shares from treasury to the public from time to time, at the Company’s discretion. Any Common Shares sold through the ATM Program will be sold through the TSX, the Nasdaq or any other marketplace on which the Common Shares are listed, quoted or otherwise traded, at the prevailing market price at the time of sale.

Distributions of the Common Shares through the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 2, 2022 entered into among the Company and Canaccord Genuity (Canaccord Genuity’s Canadian and U.S affiliates, collectively, the “Agents”).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 10, 2023, unless terminated prior to such date by the Company or the Agents. As Common Shares sold in the ATM Program will be issued and sold at the prevailing market price at the time of the sale, prices may vary among purchasers during the period of the distribution.

The Company intends to use the net proceeds from the ATM Program for working capital and funding its operating activities, provided that any proceeds received by the Company that are in excess of US$30 million shall be applied to cover the Company’s obligation under the Transaction Agreement entered into on April 11, 2022 between the Company, HT Investments MA LLC and Tilray Brands, Inc. (“Tilray”) to pay the fees of Tilray’s financial advisor or other direct or indirect costs and expenses.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated May 2, 2022 (the “Prospectus Supplement”) to the Company’s Canadian amended and restated short form base shelf prospectus dated May 25, 2021 amending and restating the (final) short form base shelf prospectus dated May 7, 2021 (the “Base Shelf Prospectus”), each filed with the securities commissions in each of the provinces and territories of Canada, and a prospectus supplement dated April 25, 2022 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base shelf prospectus (the “U.S. Base Prospectus”) included in its registration statement on Form F-10/A (the “Amended Registration Statement”) (File No. 333-256131) (File No. 333-255264) filed with the United States Securities and Exchange Commission on May 21, 2021 amending the registration statement on Form F-10 (the “Initial Registration Statement”) (File No. 333-255264) filed with the United States Securities and Exchange Commission on May 10, 2021. The Distribution Agreement, the Prospectus Supplement and the Base Shelf Prospectus are available on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com, and the Distribution Agreement, U.S. Prospectus Supplement, the U.S. Base Prospectus, the Amended Registration Statement and Initial Registration Statement are available on EDGAR at the SEC’s website at www.sec.gov. Copies of the Prospectus Supplement and the U.S. Prospectus Supplement may also be obtained, when available, from Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 021990, by email at prospectus@cgf.com.

6.	Reliance on Section 7.1(2) of National Instrument 51-102 Not Applicable.

7.	Omitted Information Not Applicable.

8.

Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable about the material change and this report is:

Curtis G. Solsvig III, Acting Chief Financial Officer

203-981-5790

invest@HEXO.com

9.	Date of Report May 3, 2022